

News Release – June 14, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: June 14, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On June 13, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew entered into a forward contract for the purchase of 1,000,000 (million) shares in Crew at NOK 9.621.
The expiry date of the contract is September 11, 2006.

Mr Vestrum's total exposure is 9,099,042 Crew shares, including common shares, convertible bonds, forward contracts and options.


Jan A Vestrum
President & CEO
